SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

SEC
Mail Processing
Section

MAR 10 2008

Washington, DC
101

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

08001807

March 3, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published February 19 and March 3, 2008.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
February 19, 2008	Press Release	Skanska to build highway in California for USD 61 M, about SEK 390 M	law and by the listing agreement with Stockholm Stock Exchange
March 3, 2008	Press Release	Notice of Annual Shareholder's Meeting in Skanska AB	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

dlw 4/17

Press Release

March 3, 2008
08:30 am CET

Notice of Annual Shareholders´ Meeting in Skanska AB

In accordance with the listing agreement with Stockholmsbörsen (the Stockholm Stock Exchange), Skanska AB hereby announces the content of the notice concerning Skanska's Annual Shareholders´ Meeting. The meeting will be held on April 3, 2008 at 4:00 p.m. at Nybrokajen 11, Konsertsalen, Stockholm, Sweden.

The notice in its full length is attached to this press release.

For further information please contact:

Anders Lilja, Senior Vice President Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Annual Shareholders' Meeting of Skanska AB

Shareholders of Skanska AB (publ) are hereby invited to attend the Annual Shareholders' Meeting on Thursday, April 3, 2008, at 4:00 p.m. at Nybrokajen 11, Konsertsalen, Stockholm, Sweden

Notification

Shareholders who wish to participate in the Meeting
- must be recorded in the share register maintained by VPC AB (Swedish Securities Register Center) on Friday, March 28, 2008, and
- must give notice of their intention to participate in the Meeting, addressed to:
  Skanska AB
  Group Legal Affairs
  SE-169 83 Solna, Sweden

  or by telephone, +46-8 753 88 14, from 10:00 a.m. to 4:00 p.m.
  or by telefax, +46-8 753 37 52
  or via e-mail: bolagstamma@skanska.se
  or via the Skanska website: www.skanska.com

When giving notice, a shareholder must state name, personal identification number (or corporate registration number), address and telephone number and, where relevant, the number of any accompanying assistants. Shareholders represented by proxy must send the company a power of attorney for the proxy and proof of registration or other authorization documentation, in sufficient time prior to the Annual Shareholders' Meeting. Notification must be received by the company not later than 12:00 noon on Friday, March 28, 2008. Registered participants will receive an admission card, which is to be presented at the entrance to the Meeting venue.

Shareholders whose shares are held in trust must temporarily re-register their shares in their own name with VPC in order to be entitled to participate in the Meeting. Re-registration should be requested from the bank or stockbroker acting as trustee in sufficient time prior to March 28, 2008.

The Board's full text of the motions under Item 16 and 17 on the agenda will be made available to shareholders at the company's offices, Råsundavägen 2, Solna, Sweden, Group Legal Affairs, and on Skanska's website, www.skanska.com, as of March 3, 2008. The financial documents and auditors' report will be available to shareholders on Skanska's website as of March 7, 2008, and at the above address as of March 14, 2008. The Board's statement in accordance with Chapter 18, Paragraph 4 of the Swedish Companies Act regarding the proposed distribution is included in the statutory administration report.

The President's address under item 7 of the Agenda will be delivered in English. The address will be simultaneously translated into Swedish.

Proposed agenda

1. Opening of Meeting.
2. Election of Meeting Chairman.
3. Preparation and approval of the list of shareholders entitled to vote at the Meeting.
4. Approval of agenda.
5. Election of two persons to check the minutes together with the Chairman.
6. Determination of whether the Meeting has been duly convened.
7. Address by the Chairman, followed by the President's address.
8. Presentation of the annual report and auditors' report for 2007 and the consolidated accounts and the auditors' report for the consolidated accounts for 2007.
9. Motion to adopt the income statement and balance sheet, and the consolidated income statement and the consolidated balance sheet.
10. Motion regarding the disposition of the Company's profit as shown in the adopted balance sheet, and determination of the record date for payment of dividend.
11. Motion to discharge members of the Board and the President from liability for the fiscal year.
12. Determination of the number of Board members and deputy members to be elected by the Meeting.
13. Determination of fees for Board members and auditors.
14. Election of Board members and deputy members and of the Board Chairman.
15. Matters regarding appointment of the members of the Nomination Committee
16. Proposal for remuneration principles for senior executives.
17. Motion to authorize the Board to decide on purchases of own shares
18. Closing of the Meeting.

Motions

Item 2 Election of a Chairman for the Meeting
The Nomination Committee proposes that attorney Sven Unger be elected Chairman of the Meeting.

Item 10 Dividend and record date
The Board proposes an ordinary dividend of SEK 5.25 per share and an extraordinary dividend of SEK 3.00 be paid to the shareholders for fiscal year 2007. April 8, 2008 is proposed as the record date for payment of the dividend. If the Meeting votes in favor of this motion, it is expected that VPC will make dividend payments on April 11, 2008.

Nomination Committee's motions under Items 12-15

Item 12 Nomination Committee's motion: Eight Board members and no deputies. The motion involves a reduction in the number of Board members by one.

Item 13 Nomination Committee's motion: It is proposed that a fee of SEK 1,350,000 be paid to the Chairman of the Board of Directors and SEK 450,000 to each of the other Board members that are not employed in the Skanska Group. A special appropriation of SEK 150,000 is proposed for each of the members on the Project Committee, SEK 100,000 to each of the members on the Audit Committee and SEK 125,000 to its Chairman, and SEK 75,000 to each of the members on the Remuneration Committee. The proposed compensation for committee work does not apply to Board members who are employed in the Group. It is proposed that the fee to the auditor be paid in the amount shown on approved invoices.

Item 14 Nomination Committee's motion: Re-election of Jane Garvey, Finn Johnsson, Sverker Martin-Löf, Lars Pettersson, Sir Adrian Montague and Matti Sundberg. New election of Johan Karlström and Bengt Kjell.

Stuart Graham, Curt Källströmer and Anders Nyrén have declined re-election.

Johan Karlström is Executive Vice President of Skanska AB. He assume the position of President on April 3, 2008. Bengt Kjell is Executive Vice President of AB Industrivärden. He is Board Chairman of Indutrade AB and Kungsleden AB and a member of the Boards of Höganäs AB, Munters AB, Handelsbanken Södra, Pandox AB and others.

The Nomination Committee proposes that the Annual Shareholders' Meeting reelect Sverker Martin-Löf as Board Chairman.

Information about the proposed new Board members and account of the Nomination Committee's work is available on the company's website, www.skanska.com.

Item 15 Nomination Committee's motion: That a mandate be given to the Chairman of the Board to contact the three to five largest shareholders in terms of voting rights, each of which will appoint a representative to comprise, together with the Board Chairman, the Nomination Committee for the period until a new Nomination Committee has been appointed as mandated by the Next Shareholders' Meeting. The largest shareholders refers to VPC registered and ownership grouped shareholders as of August 31, 2008. If, due to ownership changes occurring after that date, it is deemed necessary, the Nomination Committee is entitled to offer one or two additional shareholders a position on the Nomination Committee, so that the total number of members is at most six. In addition, the Board shall be entitled to appoint one of the Board's independent members as a member of the Nomination Committee.

The Nomination Committee shall appoint a Chairman from the largest shareholder in terms of voting rights. If a member of the Nomination Committee leaves the committee before its work is completed, a substitute shall be appointed, if this is deemed necessary, by the same shareholder who appointed the member who has resigned, or, if this shareholder is no longer one of the three to five largest shareholders in terms of voting rights, by the new shareholder belonging to this group. No fee shall be paid to members of the Nomination Committee.

Any expenses arising in connection with the work of the Nomination Committee shall be paid by the company. The names of the members of the Nomination Committee shall be announced not later than six months prior to the Annual Shareholders' Meeting in 2009.

The Nomination Committee proposes that the Annual Shareholders' Meeting assign the Nomination Committee the task, prior to the 2009 Annual Shareholders' Meeting, of submitting proposals on the following matters:
- Proposal for Meeting Chairman
- Proposal for number of Board members and deputies
- Proposal for Members of the Board and Chairman of the Board
- Proposal for Board fees to the Chairman and each of the other Board members
- Proposal for remuneration for each of the members of the Board's committees
- Proposal for auditor and auditor remuneration
- Proposal for principals for how members of the Nomination Committee shall be appointed

Item 16 Proposal for guidelines for salaries and other remuneration to senior executives
The Board's proposal for guidelines for salaries and other remuneration to senior executives mainly means that the total remuneration shall be on market and competitive terms and that outstanding performance shall be reflected in the total remuneration. Benefits shall comprise fixed salary, possible variable salary, other usual benefits and pension. The variable salary shall be payable in either cash and/or shares and shall be maximized and related to the fixed salary. Allotment of shares shall require a three-year earning period and shall be part of a long-term incentive program. The variable remuneration shall be based on the outcome in relation to established goals and take into account the shareholders' interests. Pension benefits shall be either defined-benefit or defined-contribution and normally provide rights to receive pension at 65 years of age. In principle, variable remuneration shall not be pensionable. The Board of Directors may depart from the guidelines if deemed necessary under special circumstances.

Item 17 Authorization for the Board to decide on purchases of own shares
With the intention to secure deliveries of shares to participants in the Skanska Employee Ownership Program ("The Program"), which was decided at the Extraordinary Shareholders' Meeting on November 29, 2007, the Board proposes that the Shareholders' Meeting 2008 authorizes the Board to decide on acquisitions of own Series B shares on the following terms. Acquisitions may only be made on the OMX Nordic Exchange Stockholm at a price within the from time to time applicable range of prices meaning the interval between the highest purchase price and lowest selling price. The authorization may be used on one or more occasions, however, not longer than until the 2009 Shareholders' meeting. A maximum of 4,500,000 Series B shares in Skanska may be acquired for securing delivery of shares to participants in the Program.

Majority rule
The Meeting's decision under Item 17 is only valid if it is supported by shareholders with at least two thirds of the votes cast as well as the number of shares represented at the Meeting.

Other information
The Nomination Committee comprised Carl-Olov By, Chairman, representing AB Industrivärden, Håkan Sandström, representing Svenska Handelsbanken AB and Handelsbanken's pension funds, Peter Lindell, representing AMF Fonder, KG Lindvall, representing Swedbank Robur Fonder, Conny Karlsson, representing SEB Fonder, and Sverker Martin-Löf, Chairman of the Board of Skanska AB.

As per March 3, 2008 the total amount of shares in the Company amounts to 423,053,072, of which 22,463,663 shares of Series A, and 396,089,409 of series B and 4,500,000 of Series D and the total number of votes in the Company amounts to 625,226,039.

Program for shareholders
2:30 p.m. Doors to Nybrokajen 11 open
Light refreshments
3:30 p.m. Meeting premises opens
4:00 p.m. Annual General Meeting begins

Solna, March 2008

Board of Directors

SKANSKA

SKANSKA

Press Release

February 19, 2008
08:30 am CET

Skanska to build highway in California for USD 61 M, about SEK 390 M

Skanska has been awarded a contract to construct a highway in San Diego, California, in the US. The contract amounts to USD 61 M, about SEK 390 M, which is included in order bookings for the first quarter. The customer is CalTrans (California Department of Transportation).

The project comprises new construction of about four kilometers of six-lane freeway. Construction will require major grading operations for the base and 103,000 tons of asphalt. The contract also covers five bridges, landscaping, storm drains and irrigation system as well as all installations of signal and safety systems.

The stretch of freeway is the first section of a planned extension of Route 905 between San Diego and the Mexican border. When completed, the new highway will connect with the I-805 and I-5 interstate routes and the South Bay Expressway now being planned.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,300 employees and operations in the eastern US, Colorado and California. Skanska USA Civil's revenues amounted to about SEK 11 billion in 2007.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

END